Exhibit 12

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Fiscal Year
	2006	2005	2004
Computation of Earnings
Income before income taxes	$31,160	$38,752	$36,550
Add:
Minority interest	3,218	4,097	3,816
Interest expense	47,648	47,312	42,882
Amortization of debt premium/discount and expenses	2,638	1,967	1,101
Interest portion of rent expense	1,199	1,056	1,160

Earnings as adjusted	$85,863	$93,184	$85,509

Computation of Fixed Charges:
Interest expense	$47,648	$47,312	$42,882
Capitalized interest	531	218	302
Amortization of debt premium/discount and expenses	2,638	1,967	1,101
Interest portion of rent expense	1,199	1,056	1,160

Fixed charges	$52,016	$50,553	$45,445

Ratio of Earnings to Fixed Charges	1.65	1.84	1.88